

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 27, 2014

Via E-mail
Mr. William N. Scheffel
Executive Vice President and Chief Financial Officer
Centene Corporation
7700 Forsyth Boulevard
St. Louis, MO 63105

Re: **Centene Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 21, 2014
File No. 001-31826

Dear Mr. Scheffel:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information in the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief